EN2GO INTERNATIONAL, INC.


FORM  NT 10-Q
(Notification that Form 10-Q will be submitted late)


Filed  07/15/10 for the Period Ending 05/31/10





Address		644-1812 W. Burbank  Blvd,
		Burbank,
		California, 91506

Telephone	(818) 748-6244

CIK		0001200528

Symbol		ETGI

SIC Code	5190

Industry	Wholesale-Miscellaneous nondurable goods

Fiscal Year     08/31



















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number : 000-50480

Notification of Late Filing

(Check One) :  (   ) Form 10-K	(   ) Form 10-KSB  (   )Form 20-F
               (   ) Form 11-K   ( X  ) Form 10-Q    (   ) Form N-SAR

For the Fiscal Period Ended:   May 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates
:

  Part I - Registration Information

EN2GO INTERNATIONAL, INC.
(Full Name of Registrant)

644-1812 W. Burbank Blvd, Burbank, California, 91506
(Address of Principal Executive Office)


  Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

( X )	(a)  The reasons described in reasonable detail in
Part III of this form     could not be eliminated
without unreasonable effort or expense.

( X )	(b)  The subject annual report, semi-annual report,
transition report on Form 10-K or Form 10-KSB, Form
20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

   Part III - Narrative

State below in reasonable detail the reasons why Form 10-K or 10-KSB, Form 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q for the fiscal period ended May 31, 2010 because its auditors have not yet had an opportunity to complete their review of these financial statements. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by the Exchange Act Rule 12b-25.

Part IV - Other Information

(1)	Name and telephone number of person to contact in
regard to this notification.

Robert Rosner			818-748-6244
(Name)				(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of
1934 or section 30 of the Investment Company Act of 1940
during the preceding 12 months or for such shorter period
that the registrant was required to file such report(s)
been filed? If the answer is no, identify report(s).   (
X ) Yes   (   )  No

(3)  Is it anticipated that any significant change in
results of operation from the corresponding period for
the last fiscal year will be reflected by the earnings
statements to be included in the subject report or
portion thereof?    (   )  Yes    ( X )  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EN2GO INTERNATIONAL, INC.

(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date : July 15, 2010

        	By: /s/  Robert Rosner
	      ----------------------
		Robert Rosner
	Chief Executive Officer